9120 Lockwood Boulevard
Mechanicsville, VA 23116

January 23, 2015
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Response dated December 22, 2014
File No. 001-09810

Dear Ms. Jenkins:

The responses of Owens & Minor, Inc. (the “company”) to your letter dated December 22, 2014, regarding the above referenced filings of the company, are set forth below.

For convenience, the comments contained in your letter are presented, followed by the company’s response.

Form 10-K for the Year Ended December 31, 2013

Item 15. Exhibits and Financial Statement Schedules, page 28

Notes to Consolidated Financial Statements, page 34

1.
We note your response to comment one of our letter dated November 14, 2014 and it appears to us that you believe the revenue earned under the buy/sell model (i.e. distribution), which comprised 96.41% and 96.09% of your total revenue for the years ended December 31, 2013 and nine months ended September 30, 2014, respectively, solely represents product revenue and does not include any service revenue. Please provide us with the following information so that we may better understand the basis for your conclusion:

•
Expand your response to discuss how the distribution fee revenue under your buy/sell model (page 36) was considered to arrive at your conclusion that the revenue earned under the buy/sell model only represents product revenue. In this regard, we note in December 4, 2013 Analyst Meeting conference transcript where your Chief Operating Officer states that the majority of the Company’s margin comes from revenues from supply chain activities and the Company’s objective is to gain a customer and expand the logistics services it offers.

Owens & Minor’s Response
The Company's revenues are derived from two sources: (1) product distribution sales and (2) supply chain logistics programs and services. The revenues from "product distribution sales" comprised over 96% of our total revenues for 2013, and are derived from agreements or arrangements that we have with healthcare provider customers to purchase, supply and deliver to them the medical-surgical products necessary for their operations. Pursuant to these agreements, we purchase the products requested by our customers from the manufacturing community and warehouse, sell and deliver them to our hospital customers at a total delivered price, which includes an agreed upon percentage "mark-up" by the Company. As with a retailer of consumer goods, the price the customer pays for each product includes a "mark-up" over what the Company pays for the product to cover its costs and provide a profit margin. The remaining component of the Company's revenues (<5%) are derived from service fees charged to either a manufacturing customer or a hospital customer for various logistics and supply chain programs and services. For example, the Company performs third party logistics services for a number of medical device manufacturers, wherein we store and ship their products as they direct to their customers, many of whom are not product distribution customers of the Company. We charge the manufacturer a fee based upon the particular activities and services we perform on its behalf. Similarly, in the context of a hospital customer, we offer a variety of specialized fee for service supply chain programs (including but not limited to inventory management, resource management, clinical supply management, analytics and business process consulting) that are independent of their product distribution agreement and for which we charge an activity-based fee. The margins in our fee for service programs are higher than in our product distribution agreements. The comment from our Chief Operating Officer in the conference transcript salutes the fact that our strategic focus is to expand our logistics and supply chain service programs and increase our sales of those higher margin services and programs to our hospital provider customers and manufacturing partners so as to increase our margins and profitability. We will clarify the reference to “distribution fee revenue” on page 36 of our 2013 Form 10-K in future filings.

•
Tell us whether the Company is able to directly mark-up the price of the product sold to customers under the buy/sell model, or if the product price changes can only be made by suppliers or manufacturers. In this regard, we noted several references in the Company’s earnings and conference call transcripts to the impact on distribution gross margins resulting from supplier and manufacturer price changes (i.e. product inflation/ deflation). We also note your domestic segment disclosure (page 4) which appears to state that the contract cost is agreed to by the customer and the supplier, and your distribution fee is then added to this agreed upon contract cost.

Owens & Minor’s Response
We do not control the contract cost charged by the manufacturer or related changes to the manufacturer's product pricing. However, the percentage markup that we charge, which is an agreed term with our hospital customers, is a markup to the contract cost of the product, a percentage that does not vary with changes in our cost from the manufacturer. The references to "manufacturer price changes" in our filings refer to the impact on gross margin from product price changes for products that are on hand or on order with a manufacturer, which directly affects our cost, and thus affects our gross margin. In this context, it is not a reference to changes in revenue as a result of manufacturer price changes.

•
With respect to your negotiated percentage distribution fee that is added to the contract cost (page 4), please clarify whether the underlying agreements with your customers identify the individual types of services (e.g. transportation, warehousing, back-office, etc.) that the Company shall provide in exchange for the distribution fee. In this regard, we note the Company’s discussion in the Q2 2013 earnings conference call transcript with respect to the pricing of services and competitive pressures on margin with certain contract resigns around that time.

Owens & Minor’s Response
See response to first bullet above. Our product distribution agreements generally do not itemize the types of activities (e.g., procurement, warehousing, transportation, customer service, etc.) involved in the distribution of medical-surgical products to a particular hospital customer. We establish our mark-up for a particular product distribution agreement based upon a number of criteria relevant to the customer's requirements and commitments, including, for instance, product volume, delivered unit of measure (whether individual, case or pallet), number of deliveries per week, and overall customer relationship, as well as competitive pressures in the marketplace. In contrast, the service fees charged for our logistics and supply chain service programs are generally predicated upon an activity-based costing model, where each type of service is priced separately depending upon the nature of the service.

As described above, we believe that our product distribution relationships with the larger provider systems present opportunities for increased penetration of our logistics and supply chain service programs with these institutions, and thus an opportunity to enhance our margin profitability with these systems.

•
Generally describe the nature of services and types of products that the Company provides under both the buy/sell arrangements and the fee-for-service arrangements, and highlight any similarities or differences in services and products provided under the two types of arrangements. In this regard, we note in the May 15, 2013 conference transcript where your Chief Executive Officer states that under the cost plus the Company has to do all the transportation, all the warehousing, all the back office, everything that would be associated and maybe multiple deliveries, low unit of measure, and under fee-for-service, that is all broken out individually, and it is basically costed out on activity-based costing.

Owens & Minor’s Response
Please refer to the responses provided above.

•
Identify the nature of the revenue from services that was less than 5 percent of net revenues, which the Company referenced in its March 22, 2005 response to staff comments on the December 31, 2003 Form 10-K, and whether the Company still records this type of revenue.

Owens & Minor’s Response
The revenue from services referred to in 2005 included consulting and third party logistics services. Our service offerings have evolved over the decade, but we are consistent in our view of services from then until now. Service revenue has grown since 2003; however, it is important to note that in 2003, total company revenue was $4.2 billion, and in 2013, total company revenue was $9.1 billion. While actual dollars of service revenue are growing, as a percentage of total company revenues, it is still far less than 10%.

Note 1- Summary of Significant Accounting Policies, page 34

Selling, General and Administrative (SG&A) Expenses, page 36

2.
We note in your response to comment two of our letter dated November 14, 2014 that you distinguish between distribution costs and incremental shipping and handling costs; and, in your view, the guidance in ASC 605-45-50-2 (formerly EITF 00-10) is intended to allow for comparability of product cost by disclosing the amount and the geography of incremental and generally third party costs as the treatment of these charges varies by company. As stated in paragraph three of EITF 00-10 and purposes of that Issue, “shipping” is understood to be those costs that are incurred to physically move the product from the seller’s place of business to the buyer’s designated location; and shipping costs generally comprise payments to third-party shippers but may also be costs incurred directly by the seller. In addition, paragraph three states that “handling” is understood to be those costs incurred to store, move, and prepare the products for shipment. Please advise us of the following:

•	Further explain to us why you believe the ASC 605-45-50-2 only requires disclosure of incremental and generally third party costs.

•
To the extent that you believe your distribution costs do not meet the definition of “shipping” and “handling” for the purposes of disclosure under ASC 605-45-50-2, please explain to us the basis for your conclusion.

Owens & Minor’s Response

The last sentence of the first paragraph of EITF 00-10 states the following: “This Issue excludes from scope shipping and handling fees billed and costs incurred by shipping companies or businesses that provide those services on an outsourcing basis.” The term “shipping company” is not defined, however, we believe this sentence makes it clear that the disclosure requirement is not intended to apply to companies whose primary business activities are to store, pack and ship product as opposed to manufacture product. As mentioned previously, our focus is to improve and streamline our healthcare provider customer’s supply chain activities by eliminating their need to procure from multiple suppliers, store product, manage inventory and move product within the four walls of the hospital. As a distributor, our product offerings allow the customer to effectively outsource those needs to us by purchasing the product directly from us. One would expect a manufacturer to have clear insight between 1) the costs to manufacture the product to a finished good state and 2) costs to ship the finished good to the customer. As a distributor, our products begin in our distribution centers as finished goods, and we believe any disclosure of “shipping and handling” costs would include significant estimation and judgment as the costs in our distribution centers are not tracked by individual activity. We also believe there is significant diversity in practice among other distributors and logistics companies regarding this item. We believe our disclosure of third party delivery costs (which are immaterial) is more meaningful because, as a distribution company, the occurrence of third party shipping costs might not be expected and could be considered incremental and outside of our normal business activities.

Owens & Minor understands that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions that require further information, please feel free to contact me at (804) 723-7595.

Sincerely,
Owens & Minor, Inc.

/s/ Richard A. Meier
______________________________________________
Richard A. Meier
Executive Vice President and Chief Financial Officer